1 THIS NOTICE OF 2024 ANNUAL GENERAL MEETING IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this Notice of 2024 Annual General Meeting or the action you should take, you should consult an appropriately authorized independent financial adviser in your jurisdiction. Gambling.com Group Limited (Incorporated in Jersey with registered no. 135800) Notice of 2024 Annual General Meeting Notice of the Annual General Meeting of the Company to be held at 18:30 Central European Time on May 15, 2024 at Monte-Carlo Business Center, Le Métropole Shopping Monte-Carlo, 1er étage, 17, Avenue des Spélugues, 98000 Monaco, is set out on page 5 of this Notice of 2024 Annual General Meeting (this “Notice”). Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. Only those persons entered on the register of members of the Company as at March 25, 2024 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Whether or not you propose to attend the Annual General Meeting, you are encouraged to complete and submit the accompanying Form of Proxy in accordance with the instructions printed on it. The Form of Proxy must be completed, signed, and returned so as to reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina, United States 27512-9903, or submitted by internet, no later than May 14, 2024 (or, if the Annual General Meeting is adjourned by 48 hours of less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or if the Annual General Meeting is adjourned by more than 48 hours, 24 hours before the adjourned meeting (excluding any part of a day that is not a working day (within the meaning of Article 96(4B) of the Companies (Jersey) Law 1991 (the “Jersey Companies Law”))) before the time fixed for the adjourned meeting).

2 If you beneficially own shares in the Company via the Depository Trust Company (“DTC”) system as at the Record Date, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of your shares. The return of a completed Form of Proxy does not prevent a shareholder from attending the Annual General Meeting and voting in person if such shareholder wishes to do so. However, if a shareholder does attend and vote at the Annual General Meeting, any proxy appointment will be treated as revoked.

3 LETTER FROM OUR CHIEF EXECUTIVE OFFICER Gambling.com Group Limited (Incorporated in Jersey with registered no. 135800) Directors: Registered Office: Mark Blandford – Chairman of the Board of Directors Gambling.com Group Limited Charles Gillespie - Chief Executive Officer 22 Grenville Street Susan Ball St Helier Fredrik Burvall Jersey Gregg Michaelson JE4 8PX Pär Sundberg Michael Quartieri April 5, 2024 Dear Shareholder, Annual General Meeting – 2024 I am delighted to inform you that the 2024 annual general meeting (the “Annual General Meeting”) of Gambling.com Group Limited (the “Company”) will be held at 18:30 Central European Time on May 15, 2024 at Monte-Carlo Business Center, Le Métropole Shopping Monte-Carlo, 1er étage, 17, Avenue des Spélugues, 98000 Monaco. The formal notice convening the Annual General Meeting is set out on page 5 of this Notice. Explanatory notes to each of the resolutions to be considered at the Annual General Meeting can be found beginning on page 9. Accompanying this Notice is the Company’s audited Annual Report and Accounts for the financial year ended December 31, 2023. In the opinion of the directors, approval of each of the resolutions to be proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole. Accordingly, the directors

4 unanimously recommend that you vote in favor of each of the resolutions at the Annual General Meeting, as they intend to do in respect of their own beneficial shareholdings in the Company. If you cannot attend the Annual General Meeting, I would encourage you, regardless of the number of shares you own, to vote on the resolutions by completing and returning the enclosed Form of Proxy in accordance with the instructions printed on the form as soon as possible so as to reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina, United States 27512-9903, or submitted by internet, by no later than May 14, 2024. Further information regarding proxy appointments can be found starting on page 5 of this Notice. The appointment of a proxy does not prevent you from attending and voting at the Annual General Meeting in person. Only those persons entered on the register of members of the Company as at March 25, 2024 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. At the close of business on the Record Date, the Company had outstanding 36,951,153 ordinary shares, of no par value. If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depository Trust Company as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you beneficially own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the shares, or its appointed proxy, will vote your shares according to such voting instructions. I look forward to seeing you at the meeting. Yours sincerely, Charles Gillespie Chief Executive Officer and Director

5 NOTICE OF ANNUAL GENERAL MEETING Gambling.com Group Limited (Incorporated in Jersey with registered no. 135800) Notice is hereby given that the annual general meeting of Gambling.com Group Limited (the “Company”) will be held at 18:30 Central European Time on May 15, 2024 at Monte-Carlo Business Center, Le Métropole Shopping Monte-Carlo, 1er étage, 17, Avenue des Spélugues, 98000 Monaco (the “Annual General Meeting”). You will be asked to consider and vote upon the ordinary resolutions set out below. Voting on all resolutions at the Annual General Meeting will be by way of poll. ORDINARY RESOLUTIONS 1. To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2023, together with the reports of the directors and the auditor. 2. To re-appoint Charles Gillespie as a Class III director of the Company. 3. To re-appoint Michael Quartieri as a Class III director of the Company. 4. To appoint Kevin McCrystle as a Class III director of the Company. 5. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2025. 6. To authorize the audit committee to fix the remuneration of the auditors. 7. To approve the adoption of the 2023 Employee Share Purchase Plan by the Company. April 5, 2024 By order of the Board of Directors of the Company (the “Board”)

6 Mourant Secretaries (Jersey) Limited, Company Secretary Registered Office: 22 Grenville Street. St Helier, Jersey, JE4 8PX Registered in Jersey No. 135800

7 Important Notes Entitlement to attend and vote 1. Registered holders: The Company, pursuant to its Memorandum and Articles of Association (the “Articles”), specifies that only those persons entered on the register of members of the Company as at March 25, 2024 (the “Record Date”) shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Record Date shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting. Except as discussed below under “2. Beneficial owners,” instructions in this Notice relating to appointment of proxies and voting by proxy apply only to registered holders. 2. Beneficial owners: If you beneficially own our shares in “street name” through Cede & Co., as nominee for the Depository Trust Company, as at the Record Date, you will receive a separate voting instruction card from your broker or nominee through whom you own your shares. You must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions; otherwise, your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of your shares, or its appointed proxy, will vote your shares according to such voting instructions. Your voting instructions must be received by your broker or nominee, so as to subsequently reach the Company’s proxy tabulator, Mediant Communications, Inc., at P.O. Box 8016, Cary, North Carolina, United States 27512-9903, or submitted by internet, by no later than May 14, 2024. You may also obtain a legal proxy from your broker or nominee to vote at the Annual General Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares at the Record Date. Appointment and instruction of proxies 3. Appointment of proxies: Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Annual General Meeting. A shareholder may appoint more than one proxy in relation to the Annual General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. 4. Voting by proxy: A Form of Proxy which may be used to make such appointment and give proxy instructions accompanies this Notice. To be valid, any Form of Proxy must be received by post at P.O. Box 8016, Cary, North Carolina United States 27512-9903, or submitted by internet, by no later than May 14, 2024 (or, if the Annual General Meeting is adjourned by 48 hours or less, either in accordance with the above, by the chairman of the meeting or the secretary or any director at the original meeting, or at such address and by such time as the chairman of the meeting may direct, or, if the Annual General Meeting is adjourned by more than 48 hours, 24 hours (excluding

8 any part of a day that is not a working day (within the meaning of Article 96(4B) of the Jersey Companies Law)) before the time fixed for the adjourned meeting). You can vote by internet by going to http://www.proxypush.com/GAMB. 5. Effect of returning executed proxy without instructions: If you are a registered holder and submit proxy voting instructions but do not direct how your shares should be voted on each item, the person(s) named as proxy or proxies (provided not the Chairman of the Board (the “Chairman”) or another of our directors) will vote or abstain from voting at his or her discretion. If you appoint the Chairman or another director as your proxy on any resolution, he or she will vote in favor of the resolution. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. 6. Authorized signatories voting by proxy: In the case of a shareholder which is a body corporate, the Form of Proxy must be executed under its common seal or signed on its behalf by an agent or officer authorized for that purpose. 7. Powers of attorney for voting by proxy: Any power of attorney or any other authority under which the Form of Proxy is signed (or a duly certified copy of such power or authority) must be included with the Form of Proxy. 8. Joint shareholders: If more than one of the joint holders of a share tenders a vote on the same resolution, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holders, seniority being determined by the order in which the names stand in the register in respect of the relevant share. 9. Revocation of proxy vote: If two or more valid but differing proxy appointments are received in respect of the same share, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share, and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. Additionally, the return of a completed Form of Proxy will not prevent a shareholder attending the Annual General Meeting and voting in person if he/she wishes to do so, however, if a shareholder does attend and vote at the Annual General Meeting any proxy appointment will be treated as revoked. 10. Voting standard: Resolutions 1, 2, 3, 4, 5, 6 and 7 will be proposed as ordinary resolutions. This means that, to pass, a simple majority of the votes cast must be in favor of resolutions 1, 2, 3, 4, 5, 6 and 7. 11. Withheld votes: A vote withheld (also called an “abstention”) is not considered a “vote cast” and is therefore not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. However, the vote will count as present and entitled to vote for purposes of determining a quorum.

9 12. Broker non-votes: A “broker non-vote” occurs when a broker or nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote (and are considered entitled to vote for purposes of a quorum) on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposals that we believe may be considered routine are Proposals 1 and 5; however, we expect that these proposals will not be treated as routine matters since our proxy statement is prepared in compliance with the Jersey Companies Law, and regulations promulgated thereunder, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds shares through a broker or nominee to instruct its broker or nominee how to vote its shares if the shareholder wants its shares to count for all proposals. Corporate representatives 13. Authorization: A body corporate which is a member of the Company may, by resolution of its board or other governing body, authorize any person or persons to act as its representative or representatives at the Annual General Meeting. A body corporate shall be deemed to be present in person at the Annual General Meeting if one or more of its representatives is present at that meeting. 14. Evidence of authority: The Board or any director or the secretary may (but is not bound to) require evidence of the authority of any such representatives. Any authorization in writing purporting to be signed by an officer of, or other person duly authorized for the purpose by, the body corporate shall be conclusive evidence of the authority of the representatives to act on behalf of the body corporate. 15. Joint authority: Where more than one person is authorized to represent a body corporate and more than one person purports to exercise a power on behalf of that body corporate, if each such person purports to exercise the power in the same way, the power is treated as exercised in that way; and if each such person does not purport to exercise the power in the same way, the power is treated as not exercised. Voting 16. By way of a poll: At the meeting voting on each resolution will be by way of a poll. Communications 17. Queries: Members who have general queries about the Annual General Meeting should contact the Company’s General Counsel at agm@gdcgroup.com. No other method of communication will

10 be accepted. You may not use any electronic address provided either in this Notice or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated. Attendance 18. Quorum: The requisite quorum for the Annual General Meeting shall be present where two shareholders are present in person or by proxy and are entitled to vote at the Annual General Meeting, unless each such person is appointed as proxy of a shareholder in relation to the Annual General Meeting and they are proxies of the same shareholder. 19. Attendance in person: Shareholders, or their proxies, intending to attend the Annual General Meeting in person are requested, if possible, to arrive at the venue for the Annual General Meeting at least 20 minutes prior to the commencement of the Annual General Meeting at 18:30 Central European Time on May 15, 2024, so that their shareholding may be checked against the Company’s register of members and attendances recorded. Other 20. Notice: A copy of this Notice (which contains the full unabridged text of the resolutions to be proposed at the Annual General Meeting) and a copy of the Articles can be found at www.gambling.com/corporate. Should you wish to request a further copy of this Notice, please send your request to the attention of Sara Fletcher, Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX (Tel: +44 1534 676 000; Email: MourantGSjersey@mourant.com). 21. Solicitation costs: We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies. Our directors, officers, and employees may also solicit proxies on our behalf in person, by telephone, email, or facsimile, but they do not receive additional compensation for providing those services. EXPLANATORY NOTES TO THIS NOTICE OF 2024 ANNUAL GENERAL MEETING Voting on all resolutions at the Annual General Meeting will be by way of a poll rather than a show of hands. This reflects best practice and means that votes of both shareholders who have lodged proxies and shareholders who attend the meeting will be taken into account. We will announce preliminary results at the Annual General Meeting. We will report final results by furnishing a Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) promptly after the Annual General Meeting.

11 If final results are not available at that time, we will provide preliminary voting results in the Form 6-K and will provide the final results in an amendment to the Form 6-K as soon as they become available. The results will also published on our website as soon as practicable following the conclusion of the Annual General Meeting. Resolution 1 - Annual Report and Accounts for the financial year ended December 31, 2023 The Annual Report and Accounts for the financial year ended December 31, 2023 must be laid before the Annual General Meeting. The annual accounts for the financial year ended December 31, 2023, the report of the directors and the report of the auditor are contained within such Annual Report and Accounts. As a company organized under the laws of the Bailiwick of Jersey, for each financial year audited accounts and an independent auditor’s report on the financial statements to shareholders must be laid before an annual general meeting. Those to be laid before the Annual General Meeting are in respect of the year ended December 31, 2023 and will be delivered to the Registrar of the Companies Registry in Jersey following the Annual General Meeting. The Jersey statutory accounts are substantially similar to the financial statements included in our Annual Report, which was filed with the SEC on March 21, 2024 and distributed to our shareholders with this Notice. In accordance with our obligations under Jersey law, we will provide our shareholders at the Annual General Meeting an opportunity to receive the annual report and ask any relevant and appropriate questions of the representative of BDO LLP in attendance at the Annual General Meeting. The full accounts, including the independent auditor’s report, of the Company will be available for inspection prior to and during the Annual General Meeting. The vote on this resolution is an advisory vote only, and therefore, not binding on the Company or the Board. However, the Board will consider the voting results when making decisions regarding the future strategy and operations of the Company. Resolutions 2, 3 and 4 - re-appointment of directors and appointment of new director Under the Company's Articles, the directors of the Company are classified into three classes: Class I Directors, Class II Directors, and Class III Directors. In accordance with Article 22 of the Articles, at the Annual General Meeting of the Company, the Class III Directors, being Mark Blandford, Charles Gillespie and Michael Quartieri must each retire from office, but shall be eligible for re-appointment. If re-appointed, they shall be entitled to serve until the date of the Company's 2027 annual general meeting. If any such director is not re-appointed, another individual can be appointed as a director in their place. Charles Gillespie and Michael Quartieri have each been nominated for re-appointment at the meeting. Mark Blandford has confirmed, and the Board has accepted, that he does not wish to be re-appointed, nor does he consent to any subsequent nomination of him by the Board for re-appointment as a Class III Director. Kevin McCrystle has been nominated for appointment as a Class III Director in place of Mark Blandford at the meeting.

12 The Board has also appointed Charles Gillespie to serve as Chairman of the Board until the date of the Company's 2027 annual general meeting and Michael Quartieri to serve as lead independent director of the Board until the date of the Company's 2025 annual general meeting, with each appointment to be effective immediately following the retirement of Mark Blandford, the current Chairman of the Board, as a current Class III Director at the end of the meeting. The re-appointment of each of Charles Gillespie and Michael Quartieri and the appointment of Kevin McCrystle shall each be considered as a separate resolution in accordance with Article 22 of the Articles. Biographical details of the director nominees up for re-appointment at the meeting and the new director nominee up for appointment as well as the other directors not currently up for re-appointment, are set out below. Class III Director Nominees Whose Terms Expire at the Annual General Meeting Charles Gillespie is our Chief Executive Officer, Co-Founder and a director, which positions he has held since the Company’s inception in 2006. Through his tenure, Mr. Gillespie has overseen the Company’s operations across multiple jurisdictions including Europe and U.S. Under his leadership, the Company has prioritized technological investments and has completed numerous acquisitions to expand the breadth of the Company’s portfolio. He has built a reputation as a recognized leader and was named Sports Betting Community Leader of the Year in 2019. Mr. Gillespie holds a Bachelor of Art degree in Political Science and Entrepreneurship from University of North Carolina at Chapel Hill. Michael Quartieri has served as a director since June 2022. Mr. Quartieri currently serves as the Chief Financial Officer of Dave & Buster’s Entertainment, Inc. Mr. Quartieri had been Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc. from November 2020 until December 2021. Prior to his tenure at LiveOne, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary at Scientific Games from November 2015 until June 2020. Prior to that Mr. Quartieri spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche. He earned a Bachelor of Science and Master of Accounting degrees from the University of Southern California and is a Certified Public Accountant. New Class III Director Nominee Proposed to be Appointed at the Annual General Meeting Kevin McCrystle is our Chief Operating Officer and Co-Founder, positions he has held since 2007. Through his tenure, Mr. McCrystle has developed and implemented strategies for product, marketing, content, sales, and integration of key acquisitions. Since July 2016, he has served as a director of GDC Media Limited (Ireland), a subsidiary of the Company. Mr. McCrystle holds a Bachelor of Arts degree in Political Science and Philosophy from University of North Carolina at Chapel Hill.

13 Class I Directors Whose Terms Expire at the Annual General Meeting in 2025 Susan Ball has served as a director since February 2018. Ms. Ball also currently serves as a member of the board of directors at FSB Technology Group, a B2B omnichannel sports betting provider, and is a fellow of the Institute of Chartered Accountants in England and Wales. Ms. Ball previously served as a member of the board of directors at The Bannatyne Group, a premium U.K. health club and spa operator; Playtech Plc, a listed online global gaming software supplier; Kambi Group Plc, a listed sports betting technology provider, where she led the initial public offering in 2014; and Fig, a U.K. venture capital group. From January 2011 to June 2013, Ms. Ball served as Chief Financial Officer at MOO.com, a global online digital print business. Ms. Ball also served as Chief Financial Officer at Bookatable.com during 2010, and at Praesepe Plc, a U.K.-listed B2B gambling company from April 2007 to December 2009. From 2003 to 2008, Ms. Ball served as Chief Financial Officer at Kindred Group Plc (where she led the initial public offering of Unibet Group). Prior to this, Ms. Ball served at BrightVenture Enterprises from 2000 to 2003, a private investment vehicle which she founded, and as Finance Director of U.K.-listed Burnden Leisure Plc (formerly Mosaic Investments Plc) from 1991 to 1999. Ms. Ball began her career at Ernst & Young, where she qualified as a Chartered Accountant in 1986. Ms. Ball holds a BA (Hons) in Accountancy from Birmingham University and has completed the London Business School Corporate Finance Programme. Fredrik Burvall has served as a director since December 2017. Mr. Burvall also currently serves as Chairman of the board of directors at M.O.B.A Network AB (Plc) and Speqta AB (Plc), and as a board member at Enteractive Malta Ltd and Aspire Global. Mr. Burvall is also the Chief Executive Officer/Owner at The Networked Nation—tNN AB, where he has served in that role since May 2017. Previously, Mr. Burvall served in several roles at Cherry AB, including as Strategic Advisor from March 2017 to July 2017, as Chief Executive Officer from May 2015 to February 2017, as Acting Chief Executive Officer from December 2014 to May 2015 and as Chief Financial Officer, Deputy CEO from September 2006 to March 2015. From February 2004 to September 2006, Mr. Burvall served as Manager of Business Control at Modern Times Group, Viasat AB. Mr. Burvall previously served as Chief Financial Officer at Ericsson Technology Licensing AB from 2001 to 2004, and he also worked in Business Control at Ericsson from January 1998 to January 2001. Mr. Burvall holds an MBA in Economics from Stockholm University and also holds a BA in Economics from Örebro University. Class II Director Nominees Whose Terms Expire at the Annual General Meeting in 2026 Pär Sundberg has served as a director since February 2018. Mr. Sundberg also currently serves as Chairman of the board of directors at Brand New Content, and as a board member at SNÖ of Sweden. Previously, Mr. Sundberg served as a member of the board of directors at G5 Entertainment AB, KOEN Media, AB Traction, Buzzador AB, IPS Förändringskompetens AB and Speqta. From July 2010 to September 2011, Mr. Sundberg served as President and Chief Executive Officer at Metronome Film & Television AB, a Film and Television production company with operations in Sweden, Norway, Denmark, Finland and the U.S. From its inception in May 1996 to August 2009, Mr. Sundberg served as President and Chief Executive Officer of OTW, Sweden’s leading content marketing group of companies that he also co-founded. From January 2000 to November 2001, Mr. Sundberg served as a member of the board of directors of Stockholm News, a free daily newspaper that he co-founded. Previously, Mr. Sundberg served

14 as a Reporter at Expressen from 1991 to 1996. Mr. Sundberg holds a M.Sc. degree in Industrial Engineering and Management from Luleå University of Technology. Gregg Michaelson has served as a director of Gambling.com Group since September 2019. Mr. Michaelson also currently serves as a member of the board of directors at Health Recovery Solutions, Ringmaster Technologies, Inc., Purple Lab, and Wyng. Mr. Michaelson is a General Partner at Edison Partners, a Princeton, New Jersey based private equity firm where he has served since June 2015. From November 2011 to May 2015, he served as Chief Executive Officer at Linkwell Health, a healthcare consumer engagement company. From October 2001 to November 2011, Mr. Michaelson served as President and Chief Marketing Officer at Rodale, a global health and wellness content and performance marketing company. Mr. Michaelson served as Vice President, Marketing at American Family Enterprises, a Time Warner affiliate, from June 1996 to September 2001. Mr. Michaelson began his career at Reader’s Digest Association from August 1992 to April 1996, where he served in various marketing and financial roles. Mr. Michaelson holds an MBA in Finance from New York University—Leonard N. Stern School of Business and a BA from the University of Michigan. Information on our corporate governance and on compensation paid to our directors starts on page 64 of the Annual Report and Accounts. The Board consists of seven members and the current composition of the committees of the Board is as follows: (i) the Audit Committee consists of Susan Ball, Fredrik Burvall and Michael Quartieri, with Susan Ball serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Susan Ball, Gregg Michaelson and Pär Sundberg, with Pär Sundberg serving as the Chairperson of the Compensation Committee, and (iii) the Nominating and Governance Committee consists of Susan Ball, Fredrik Burvall, and Pär Sundberg, with Fredrik Burval serving as the Chairperson of the Nominating and Governance Committee. During the fiscal year ended December 31, 2023, all directors (including the director nominees standing for re-appointment above) attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of the committees on which he or she served. Resolutions 5 and 6 - re-appointment of auditor and remuneration Under Jersey law, a company that is required to appoint an auditor must at each annual general meeting appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting. BDO LLP has expressed its willingness to continue in office as auditor, and resolution 5 approves the re- appointment of BDO LLP as auditors of the Company until the conclusion of the next annual general meeting. Resolution 6 authorizes the audit committee to determine the remuneration of the auditors. The fees of BDO LLP for the fiscal years ended December 31, 2023 and 2022 are included below.

15 BDO has served as our independent registered public accounting firm for fiscal years 2023 and 2022. Our accountant’s fees for professional services are as follows: YEAR ENDED DECEMBER 31, 2023 2022 (in thousands, USD) Audit fees 1,311 1,109 Audit-related fees — — Tax fees — — Other fees — — Total 1,311 1,109 “Audit Fees” are the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement, and related consents. “Audit-related Fees” are the aggregate fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. “Tax Fees” are the aggregate fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning related services. “Other Fees” are any additional amounts for products and services provided by the principal accountant. Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2023 and 2022 were pre-approved by our audit committee. We expect that a representative of BDO LLP will attend the Annual General Meeting and the representative will have an opportunity to make a statement if he or she so chooses. The representative will also be available to respond to appropriate questions from shareholders. Resolution 7 - approval of the 2023 Employee Share Purchase Plan Introduction On December 7, 2023, on the recommendation of the Compensation Committee, the Board unanimously adopted the Gambling.com Group Limited 2023 Employee Share Purchase Plan (the “Plan”), subject to the approval of the shareholders of the Company. The Plan is a broad-based plan that provides an opportunity for eligible employees of the Company and its designated subsidiaries and affiliates to purchase ordinary shares of the Company (referred to herein as “shares”) through periodic payroll deductions at a discount from the then-current market price. The Plan does not provide for discretionary grants. If approved

16 by the Company’s shareholders, a total of 500,000 shares will be made available for purchase under the Plan. Approval of the Plan by the shareholders will enable the Company to offer a current market-competitive, broad-based share purchase plan to employees of the Company and its subsidiaries and affiliates on a global basis. The Board believes that the Plan is in the best interest of the Company and its shareholders because it will help us to attract, retain and reward eligible employees and strengthen the mutuality of interest between such employees and the Company’s shareholders. The principal features of the Plan are summarized below, but the summary is qualified in its entirety by reference to the full text of the Plan. A copy of the Plan is attached to this Notice as Exhibit A and is incorporated herein by reference. For purposes of this resolution 7, “Committee” means the Compensation Committee of the Board or such other properly delegated committee appointed by the Board or Committee to administer the Plan, and “Administrator” means the Committee or, subject to applicable law, a subcommittee of the Committee or one or more of the Company’s officers or management team appointed by the Board or Committee to administer the day-to-day operations of the Plan. Purpose of the Plan The purpose of the Plan is to provide an opportunity for eligible employees of the Company and any parent, subsidiary or affiliate of the Company that has been designated by the Administrator (each, a “Designated Company”) to purchase shares of the Company at a discount through voluntary contributions from such employees’ eligible pay, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such employees and the Company’s shareholders. The rights granted under the Plan are intended to be treated as either (i) purchase rights granted under an “employee stock purchase plan,” as that term is defined in Section 423 of the Internal Revenue Code of the United States (the “Code”) (i.e., rights granted under a “Section 423 Offering”), or (ii) purchase rights granted under an employee stock purchase plan that is not subject to the requirements of Section 423 of the Code (i.e., rights granted under a “Non-423 Offering”). The Administrator has discretion to grant purchase rights under either a Section 423 Offering or a Non-423 Offering. Administration The Plan will be administered by the Committee. The Committee will have, among other authority, the authority to interpret, reconcile any inconsistency in, correct any default in and apply the terms of the Plan, to determine eligibility and adjudicate disputed claims under the Plan, to determine the terms and conditions of purchase rights under the Plan, and to make any other determination and take any other action desirable for the administration of the Plan. For purchase rights granted under a Section 423 Offering, the Committee is authorized to adopt such rules and regulations for administering the Plan as it may deem necessary to comply with the requirements of Section 423 of the Code. To the extent not prohibited by applicable laws, the Committee may delegate its authority to a subcommittee, the Administrator or other persons or groups of persons, including to assist with the day-to-day administration of the Plan.

17 Eligibility Generally, any individual providing services to the Company or a Designated Company in an employee- employer relationship is eligible to participate in the Plan and may participate by submitting an enrollment form or appropriate online form to the Company under procedures specified by the Administrator. However, the Administrator, in its discretion, may determine (on a uniform and nondiscriminatory basis for a Section 423 Offering) that employees will not be eligible to participate if they: (i) have not completed at least two years of service since their last hire date (or such lesser period determined by the Administrator), (ii) customarily work not more than 20 hours per week (or such lesser number of hours determined by the Administrator), (iii) customarily work not more than five months per calendar year (or such lesser number of months determined by the Administrator), (iv) are highly compensated employees within the meaning of Section 414(q) of the Code, or (v) are highly compensated employees within the meaning of Section 414(q) of the Code with compensation above a certain level or who are officers subject to the disclosure requirements of Section 16(a) of the United States (“U.S.”) Securities Exchange Act of 1934, as amended, provided the exclusion is applied with respect to each Section 423 Offering in an identical manner to all highly compensated individuals of the Designated Company whose employees are participating in that offering. No employee is eligible for the grant of any purchase rights under the Plan if, immediately after such grant, the employee would own shares possessing five percent or more of the total combined voting power or value of all classes of shares of the Company or of any subsidiary or parent of the Company (including any shares which such employee may purchase under all outstanding purchase rights), nor will any employee be granted purchase rights to buy more than US$25,000 worth of shares (determined based on the fair market value of the shares on the date the purchase rights are granted) under the Plan in any calendar year such purchase rights are outstanding. Eligible employees who are citizens or residents of a jurisdiction outside the U.S. may be excluded from participation in the Plan if their participation is prohibited under local laws or if complying with local laws would cause the Plan or a Section 423 Offering to violate Section 423 of the Code. In the case of a Non- 423 Offering, eligible employees may be excluded from participation in the Plan or an offering if the Administrator has determined that participation of such eligible employees is not advisable or practicable for any reason. Offering Periods The Plan will be implemented by consecutive offering periods with a new offering period commencing on the first trading day of the relevant offering period and terminating on the last trading day of the relevant offering period. Unless and until the Administrator determines otherwise in its discretion, each offering period will consist of one approximately six-month purchase period, which will run simultaneously with the offering period. Unless otherwise determined by the Administrator, offering periods will commence on the

18 first Trading Day on or after April 15 and October 15 of each year and terminate approximately six months later on the last Trading Day on or prior to October 14 and April 14, respectively. The Administrator has the authority to establish additional or alternative sequential or overlapping offering periods, a different number of purchase periods within an offering period, or a different duration for one or more offering periods or purchase periods or different commencement or ending dates for such offering periods with respect to future offerings without shareholder approval, provided that no offering period may have a duration that exceeds 27 months. Payroll Deductions Except as otherwise provided by the Administrator, up to a maximum of 50% of a participant’s “eligible pay” (as defined in the Plan) may be contributed by payroll deductions or other payments that the Administrator may permit a participant to make toward the purchase of shares during each purchase period. A participant may elect to increase or decrease the rate of such contributions during any subsequent enrollment period by submitting the appropriate form online through the Company’s designated plan broker or to the Administrator. Any such new rate of contribution will become effective on the first day of the first purchase period following the completion of such form. Unless otherwise determined by the Administrator, during a purchase period, a participant may not increase contributions and may decrease the rate of contributions only one time. However, a participant may reduce the rate of contributions to zero percent at any time during a purchase period. Any change to a participant’s rate of contributions during a purchase period will become effective as soon as possible after completing an amended enrollment form (either through the Company’s online enrollment process or by submitting the appropriate form to the Administrator). Once an eligible employee elects to participate in an offering period, the participant will automatically participate in subsequent offering periods at the same contribution rate as was in effect in the prior offering period unless the participant elects to increase or decrease the contribution rate or withdraw, or is deemed to withdraw, from the Plan. A participant who is automatically enrolled in a subsequent offering period is not required to file any additional documentation in order to continue participation; provided, however, that participation in the subsequent offering period will be governed by the terms and conditions of the Plan in effect at the beginning of such offering period, subject to the participant's right to withdraw from the Plan. Purchase Price Unless otherwise determined by the Administrator prior to the commencement of an offering period and subject to adjustment in the event of certain changes in the Company’s capitalization, the purchase price per share at which shares are sold in an offering period under the Plan will be 85% of the lesser of (i) the fair market value of the shares on the first trading day of the offering period, or (ii) the fair market value of the shares on the purchase date (i.e., the last trading day of the purchase period). For this purpose, “fair market value” generally means the closing sales price of the Company’s ordinary shares on the trading day immediately prior to the applicable date. The Administrator has authority to establish a different

19 purchase price for any Section 423 Offering or Non-423 Offering, provided that the purchase price applicable to a Section 423 Offering complies with the provisions of Section 423 of the Code. Purchase of Shares Each purchase right will be automatically exercised on the applicable purchase date, and shares will be purchased on behalf of each participant by applying the participant’s contributions for the applicable purchase period to the purchase of shares, which may include fractional shares in the Administrator’s sole discretion, at the purchase price in effect for that purchase date. The maximum number of shares purchasable per participant during any single offering period may not exceed 5,000 shares (or such other limit as may be imposed by the Administrator), subject to adjustment in the event of certain changes in our capitalization. To the extent that purchase of fractional shares is not authorized by the Administrator in connection with an offering, any amount remaining in a participant’s account that was not applied to the purchase of shares because it was insufficient to purchase a whole share will be carried forward for the purchase of shares during the following offering period. However, any amounts not applied to the purchase of shares during an offering period for any reason other than as described above will not be carried forward to any subsequent offering periods, and will instead by refunded, without interest, as soon as practicable after the purchase date, except as otherwise determined by the Administrator or required by applicable law. Transferability Purchase rights granted under the Plan are not transferable by a participant other than by will or by the laws of descent and distribution, and are exercisable during the participant’s lifetime only by the participant. Withdrawals A participant may withdraw from an offering period and receive a refund of contributions by submitting the appropriate form online through the Company’s designated plan broker or to the Administrator within the time period prescribed by the Administrator. A notice of withdrawal must be received no later than the 15th day of the month immediately preceding the month in which the purchase date occurs or by such other deadline as may be prescribed by the Administrator. Upon receipt of such notice, deductions of contributions on behalf of the participant will be discontinued commencing with the payroll period immediately following the effective date of the notice of withdrawal, and such participant will not be eligible to participate in the Plan until the next enrollment period. Amounts credited to the account of any participant who withdraws from an offering period, according to the procedures set forth in the Plan, within the time period prescribed by the Administrator will be refunded, without interest, as soon as practicable, except as otherwise determined by the Administrator or required by applicable law. Termination of Employment If a participant ceases to be an eligible employee prior to a purchase date, contributions for the participant will be discontinued and any amounts credited to the participant’s account will be refunded, without interest, as soon as practicable, except as otherwise provided by the Administrator or required by applicable law.

20 Unless otherwise determined by the Administrator or required by applicable law, a participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company will not be treated as having terminated employment for purposes of participating in the Plan or an offering. However, if a participant transfers from a Section 423 Offering to a Non-423 Offering, the exercise of the participant’s purchase right will be qualified under the Section 423 Offering only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from a Non-423 Offering to a Section 423 Offering, the exercise of the Participant’s purchase right will remain non-qualified under the Non-423 Offering. The Administrator may establish additional or different rules to govern transfers of employment for purposes of participation in the Plan or an offering, consistent with the applicable requirements of Section 423 of the Code. Change in Control In the event of a “Change in Control” (as defined in the Plan), each outstanding purchase right will be equitably adjusted and assumed or an equivalent purchase right substituted by the successor company or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the purchase right or is not a publicly traded corporation, the offering period then in progress will be shortened by setting a new purchase date before the date of the proposed Change in Control, as of which date the offering period will end. Amendment and Termination of Plan The Plan became effective upon its adoption by the Board, subject to approval by the shareholders of the Company. The Board or the Committee may amend the Plan at any time, provided that if shareholder approval is required pursuant to U.S. federal and state securities and corporate and other applicable laws of Jersey, the Code, the rules of any stock exchange or quotation system on which the shares are listed or quoted and the applicable laws of any non-U.S. jurisdiction where rights are, or will be, granted under the Plan, then no such amendment will be effective unless approved by the Company’s shareholders within such time period as may be required. The Board may suspend the Plan or discontinue the Plan at any time, including shortening an offering period in connection with a spin-off or similar corporate event. Upon termination of the Plan, all contributions will cease, all amounts credited to a participant’s account will be equitably applied to the purchase of whole shares then available for sale, and any remaining amounts will be promptly refunded, without interest (unless required by applicable law), to the participants. U.S. Federal Income Tax Information The following summary briefly describes the general U.S. federal income tax consequences of purchase rights under the Plan for participants who are tax resident in the United States, current as of February 2024, but is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or other country laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Plan should consult their own professional tax advisors regarding the taxation of purchase rights under the Plan. Taxation of

21 equity-based payments in countries other than the U.S. does not generally correspond to U.S. federal tax laws, and is not covered by the summary below. Rights to purchase shares granted under a Section 423 Offering are intended to qualify for favorable federal income tax treatment under an employee stock purchase plan that qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the Plan are sold or otherwise disposed of. If the shares are disposed of within two years from the purchase right grant date (i.e., the beginning of the offering period) or within one year from the purchase date of the shares, a transaction referred to as a “disqualifying disposition,” the participant will realize ordinary income in the year of such disposition equal to the difference between the fair market value of the shares on the purchase date and the purchase price. The amount of such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date. If the shares purchased under the Plan are sold (or otherwise disposed of) more than two years after the purchase right grant date and more than one year after the shares are transferred to the participant, then the lesser of (i) the excess of the sale price of the shares at the time of disposition over the purchase price, and (ii) the excess of the fair market value of the shares as of the purchase right grant date over the purchase price (determined as of the first day of the offering period) will be treated as ordinary income. If the sale price is less than the purchase price, no ordinary income will be reported. The amount of any such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be long-term capital gain or loss. The U.S. taxpayer employing entity generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to any applicable limitations under the Code.

22 OTHER BUSINESS The Board is not aware of any other business to be acted upon at the Annual General Meeting. However, if any other business properly comes before the Annual General Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment. ADDITIONAL INFORMATION The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://www.gambling.com/corporate. Shareholders may download a copy of these documents without charge at https://www.gambling.com/corporate. The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice should not be taken as an admission that the Company is subject to those proxy rules.